EXHIBIT 4.2

REVOLVING LOAN NOTE

$50,000,000	March 28, 2008

FOR VALUE RECEIVED, National Penn Bancshares, Inc., a Pennsylvania corporation (the “Borrower”), promises to pay to the order of Keybank National Association (the “Lender”), the principal sum of Fifty Million Dollars ($50,000,000) or such lesser amount that is aggregate unpaid principal amount of all Loans made by the Lender to the Borrower pursuant to Article 2 of the Credit Agreement (as hereinafter defined), in immediately available funds at the main office of KeyBank National Association, Cleveland, Ohio (or, as the case may be, at the office of any successor Lender), together with interest on the unpaid principal amount hereof at the rates and on the dates set forth in the Credit Agreement.  Subject to the provisions of Article 7 of the Credit Agreement, the Borrower shall pay the principal of and accrued and unpaid interest on the Loans in full on the Maturity Date.

The Lender is hereby authorized to record on the schedule attached hereto, or to otherwise record in accordance with its usual practice (including, without limitation in the Lender’s electronic data processing system), the date and amount of each Loan and the date and amount of each principal payment hereunder.

This Note is issued pursuant to, and is entitled to the benefits of, the Credit Agreement dated as of March 28, 2008 (which, as it may be amended or modified and in effect from time to time, is herein called the “Credit Agreement”), between the Borrower and the Lender, to which Credit Agreement reference is hereby made for a statement of the terms and conditions governing this Note, including the terms and conditions under which this Note may be prepaid or its maturity date accelerated.  Capitalized terms used herein and not otherwise defined herein are used with the meanings attributed to them in the Credit Agreement.

NATIONAL PENN BANCSHARES, INC.

By:	/s/ Glenn E. Moyer
Name: Glenn E. Moyer
Title: President and Chief Executive Officer

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